Exhibit 99.33

Concordia Healthcare Corp. Announces Change to Board of Directors

TORONTO, ONT. – December 22, 2014 - Concordia Healthcare Corp. (“Concordia” or the “Company”) (TSX: CXR) (OTCQX: CHEHF), a diverse healthcare company focused on legacy pharmaceutical products, orphan drugs, and medical devices for the diabetic population, today announced that Paul Manning has resigned from the Board of Directors of the Company, effective January 2, 2015.

Mr. Manning will remain with the Company in an advisory role.

“We are grateful to Paul for his contributions and wish him success in his future endeavors,” said Ron Schmeichel, Non-Executive Chairman of the Board.

Mr. Manning served on Concordia’s Board of Directors since May 15, 2014, when the Company, through its subsidiary, acquired Donnatal®, an adjunctive therapy in the treatment of irritable bowel syndrome (IBS) and acute enterocolitis, from a privately held specialty pharmaceutical company carrying on business as Revive Pharmaceuticals. Mr. Manning was the founder of Revive Pharmaceuticals.

“Donnatal’s performance has exceeded our expectations and Paul played an important role in the integration of this asset into our diverse and growing portfolio of legacy pharmaceuticals,” said Mark Thompson, CEO of Concordia.

The Board of Directors will determine if it is preferable to fill the vacancy before the next annual meeting of shareholders and, if so, will follow established nominating procedures.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products, orphan drugs, and medical devices for the diabetic population. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of the following products: ADHD-treatment Kapvay® (clonidine extended release tablets), head lice treatment Ulesfia® (benzyl alcohol) Lotion, asthma-related medication Orapred ODT® (prednisolone sodium phosphate orally disintegrating tablets), irritable bowel syndrome treatment Donnatal® (belladonna alkaloids, phenobarbital) and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s specialty healthcare distribution (SHD) division, Complete Medical Homecare, distributes medical supplies targeting diabetes and related conditions. Concordia’s orphan drugs division, Concordia Laboratories Inc., manufactures PHOTOFRIN®. PHOTOFRIN® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Lenexa, Kansas; Chicago, Illinois and Charlottesville, Virginia.

Notice regarding forward-looking statements:

This release includes forward-looking statements regarding Concordia and its business, which may include, but are not limited to, the performance of Concordia’s assets, the revenue-generating capabilities and/or potential of Concordia’s assets, Concordia’s financial strength, the continued and/or expected profitability of Concordia’s products and/or services, Concordia’s growth, the acquisition of additional products and/or assets (including orphan drugs and legacy products) and other factors. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the use of Concordia’s products to treat certain diseases, the pharmaceutical industry, the failure to obtain regulatory approvals, risks associated with the acquisition of pharmaceutical products, economic factors, market conditions, acquisition opportunities, the inability to complete acquisitions, the equity markets generally, risks associated with growth and competition and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please visit www.concordiarx.com or contact:

Adam Peeler

TMX Equicom

416-815-0700 x 225

apeeler@tmxequicom.com